

02003992



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

.... per response . . . 12.00

SEC FILE NUMBER
8- 35861

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roulston Research Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3636 Euclid Avenue, Suite 3000
(No. and Street)

Cleveland, Ohio 44115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Coleman — (216) 431-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name — *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510; Independence Ohio 44131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith A. Vargo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roulston Research Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



NOTARIAL SEAL
STATE OF OHIO

Signature

Title

Notary Public

COLLEEN L. RIZZO
Notary Public, State of Ohio
My Commission Expires Nov. 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROULSTON RESEARCH CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For The Period From January 1, 2001 to December 31, 2001

Roulston Research Corp.
(Name of Respondent)

3636 Euclid Avenue
Cleveland, Ohio 44115
(Address of Principal Executive Office)

Scott Roulston
Roulston Research Corp.
Cleveland, Ohio 44115
(216) 431-3000
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

ROULSTON RESEARCH CORP.

DECEMBER 31, 2001

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2001 3

STATEMENT OF OPERATIONS
Year ended December 31, 2001 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2001 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2001 6

NOTES TO THE FINANCIAL STATEMENTS . . . . 7 - 8

SUPPLEMENTAL FINANCIAL INFORMATION 9

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Roulston Research Corp.

We have audited the accompanying statement of financial condition of Roulston Research Corp. (A wholly-owned subsidiary of Fairport Investments Incorporated, which is a wholly-owned subsidiary of Roulston & Company, Inc., which is a wholly-owned subsidiary of Fairport Asset Management, LLC) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roulston Research Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2002

ROULSTON RESEARCH CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash and cash equivalents		$ 93,524
Mutual Fund 12b-1 fees receivable		23,534
Other assets		4,300
		$121,358

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts Payable and Accrued Expenses		$ 77,365
Shareholder's Equity		
$100 - par value; 750 shares authorized, 160 shares issued and outstanding	$ 16,000	
Additional paid-in capital	459,000	
Accumulated deficit	(431,007)	43,993
		$121,358

The accompanying notes are an integral part of these statements.

ROULSTON RESEARCH CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Mutual Fund 12b-1 fees	$ 282,230
Other	7,822
	290,052
Expenses	
Employee compensation and benefits	367,691
Loss Before Provision for Income Taxes	(77,639)
Provision for Income Taxes	-
Net Loss	$ (77,639)

The accompanying notes are an integral part of these statements.

ROULSTON RESEARCH CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit
BALANCE - DECEMBER 31, 2000	160	$ 16,000	$ 379,000	$ (353,368)
ADDITIONAL PAID-IN CAPITAL			80,000	
NET LOSS	—	—	—	(77,639)
BALANCE - DECEMBER 31, 2001	160	$ 16,000	$459,000	$ (431,007)

The accompanying notes are an integral part of these financial statements.

ROULSTON RESEARCH CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows Used in Operating Activities	
Net loss	$ (77,639)
Adjustments to reconcile net loss to net cash provided from operating activities:	
Change in cash caused by changes in operating items:	
Receivables	1,215
Due from parent	15,000
Accounts payable and accrued expenses	(309)
Net Cash Flow used in Operations	(61,733)
Cash Flow Provided From Financing Activity	
Capital contribution	80,000
Net Increase in Cash and Cash Equivalents	18,267
Cash and Cash Equivalents - Beginning of Year	75,257
Cash and Cash Equivalents - End of Year	$ 93,524

The accompanying notes are an integral part of these financial statements

ROULSTON RESEARCH CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Roulston Research Corp. (the "Company"), is a wholly-owned subsidiary of Fairport Investments Incorporated (the "Parent") which is a wholly-owned subsidiary of Roulston & Company, Inc. ("Roulston") which is a wholly-owned subsidiary of Fairport Asset Management, LLC ("Fairport"). The Company is a broker/dealer in securities and is strictly controlled by the industry rules developed through the Securities Exchange Act of 1934 and the rules and regulations of the National Association of Securities Dealers.

Cash and Cash Equivalents
Investments in the money market fund are classified as cash equivalents.

The Company's cash is held in accounts with balances which may exceed the amount of related Federal insurance.

Use of Accounting Methods
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from estimates that were used.

NOTE 2 - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum required net capital is $5,000 under the Securities and Exchange Commission Rule 15c3-1(a)(vi). The Company falls under this rule as its operations consist solely of the distribution of registered investment company shares on a subscription basis. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital, as defined of $38,150 which was $32,993 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, as defined, of not more than 15 to 1. The net capital ration may fluctuate on a daily basis. At December 31, 2001, the ratio was 2.03 to 1.

NOTE 3 - RESERVE REQUIREMENT EXEMPTION

The Company is exempt from Rule 15c3-3 of the securities Exchange Act of 1934 under subparagraph (k)(1) of Rule 15c3-3. To meet the requirements of the (k)(1) exemption, the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

NOTE 4 - INCOME TAXES

The Parent and the Company have elected to be taxed under Subchapter S of the Internal Revenue Code and the respective state codes. The election provides that in lieu of the Parent reporting taxable income, the shareholders of the parent will include their respective share of income or loss in their individual tax returns. The Company's shares of taxable income or loss will flow to the Parent as the Company is a qualified Subchapter S corporation subsidiary.

During 2001, the Company's Parent was acquired and the Company converted to a C corporation effective October 25, 2001. For the period October 26, 2001 through December 31, 2001 the Company will be taxed as a corporation on Roulston & Company's consolidated tax return.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's mutual fund 12b-1 fee revenue and related receivable result solely from its distribution of Roulston Funds shares. The Roulston Funds are regulated mutual funds operated and controlled by the Company's management. At December 31, 2001, the Company had $77,139 of investments in the Roulston money market fund.

ROULSTON RESEARCH CORP.

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

ROULSTON RESEARCH CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Net Capital	
Total shareholder's equity from statement of financial condition	$ 43,993
Deductions and/or charges:	
Nonallowable assets - other assets	4,300
Net capital before haircuts on security positions	39,693
Haircuts on money market instruments {computed pursuant to Rule 15c3-1(f)}	1,543
Net Capital	$ 38,150
Computations of Aggregate Indebtedness - Total Liabilities From Statement of Financial Condition	$ 77,365
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$ 5,157
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,157
Excess Net Capital	$ 32,993
Ratio of Aggregate Indebtedness to Net Capital	2.03 to 1
Excess Net Capital at 1,000 Percent	$ 30,413
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 38,150
Change in allowable assets	-
Net capital per above	$ 38,150

ROULSTON RESEARCH CORP.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Roulston Research Corp.
Cleveland, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Roulston Research Corp. (the "Company") as of December 31, 2001, and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hobet Lucas

February 12, 2002